HUDBAY MINERALS INC.
Offer to Purchase for Cash and Solicitation of Consents in Respect of Any and All of its Outstanding 9.500% Senior Notes due 2020

The Tender Offer (as defined below) will expire at 12:00 midnight (end of day), New York City time, on December 23, 2016, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Expiration Time”). In order to be eligible to receive the Total Consideration (as defined below) for your Notes (as defined below) that is shown in the table at the bottom of this page, you must validly tender (and not validly withdraw) your Notes prior to 5:00 p.m., New York City time, on December 9, 2016, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Early Tender Time”). Tendered Notes may be withdrawn in accordance with the terms of the Tender Offer prior to 5:00 p.m., New York City time, on December 9, 2016, but not thereafter, unless such time is extended by HudBay Minerals Inc. in its sole discretion (such time, as the same may be extended, the “Withdrawal Time”). The Tender Offer is being made in connection with, and is conditioned upon, among other things, the Financing Condition (as defined herein under “Conditions to Consummation of the Tender Offer and the Consent Solicitation”). We are concurrently soliciting Consents (as defined below) from registered Holders of the Notes to amend the Indenture (as defined below) governing the Notes to reduce the minimum notice period required for redemptions of the Notes from the 30 days required by the Indenture to 3 days. If you validly tender your Notes pursuant to the Tender Offer prior to the Early Tender Time, you will be deemed to have validly delivered Consents related to such Notes. There is no option to tender Notes prior to the Early Tender Time without delivering the related Consents. The Consent Solicitation (as defined below) will expire at the Early Tender Time.

HudBay Minerals Inc. (the “Company,” “we,” “us,” or “our”) is offering to holders (each a “Holder” and collectively the “Holders”) of our outstanding 9.500% Senior Notes due 2020 (CUSIP No. 443628AAO/ ISIN No. US443628AA02; CUSIP No. 443628AB8/ ISIN No. US443628AB84; CUSIP No. C4R803AA4/ ISIN No. USC4R803AA40) (the “Notes s”) to purchase for cash, using funds provided by one or more debt financings, which may include the Financing Transaction (as defined below), any and all Notes on the terms and subject to the conditions set forth in this Offer to Purchase and solicitation of consents (including the accompanying Consent and Letter of Transmitt tal (as defined below), as amended or supplemented from time to time, this “Statement”). We refer to this Offer to Purchase the Notes as the “Tender Offer.”

The consideration for the Notes validly tendered (and not validly withdrawn) pursuant to this Statement (the “Tender Offer Consideration”) is $1,022.50 per $1,000 principal amount of the Notes. Subject to the terms and conditions set forth in this Statement, we are also offering to pay to each Holder who validly tenders (and does not validly withdraw) their Notes prior to the Early Tender Time, an amount in cash (the “Early Tender Premium”) equal to $30.00 for each $1,000 principal amount of Notes tendered by such Holder and accepted by us for purchase in the Tender Offer, with such payment to be made on the Initial Settlement Date (as defined below). We refer to the Tender Offer Consideration plus the Early Tender Premium as the “Total Consideration.” Holders who validly tender (and do not validly withdraw) their Notes prior to the Early Tender Time will be entitled to receive the Total Consideration on the Initial Settlement Date if such Notes are accepted for purchase. Holders who validly tender their Notes after the Early Tender Time and prior to the Expiration Time will be entitled to receive only the Tender Offer Consideration on the Final Settlement Date (as defined below) if such Notes are accepted for purchase. Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest from the last interest payment date on such purchased Notes up to, but not including, the applicable Settlement Date (as defined below).

The “Initial Settlement Date” for the Tender Offer will be a business day we choose following both the Early Tender Time and the satisfaction or waiver of the conditions to consummation of the Tender Offer, and is expected to be December 12, 2016. The “Final Settlement Date” for the Tender Offer will be promptly after the Expiration Time and is expecte ed to be the next business day following the Expiration Time. The Initial Settlement Date and the Final Settlement Date are each referred to as a “Settlement Date.”

The following table summarizes the Tender Offer Consideration, the Early Tender Premium and the Total Consideration for each $1,000 principal amount of Notes.

			Tender Offer	Early Tender
			Consideration per	Premium per	Total Consideration
CUSIP/ISIN		Outstanding	$1,000 principal	$1,000 principal	per $1,000 principal
Numbers (1)	Title of Security	Principal Amount	amount of Notes (2)	amount of Notes (2)	amount of Notes (2)

443628AAO/ US443628AA02 443628AB8/ US443628AB84 C4R803AA4/ USC4R803AA40	9.500% Senior Notes due 2020	$920,000,000	$1,022.50	$30.00	$1,052.50

(1) Notes are currently outstanding under three separate CUSIP/ISIN numbers. Notes assigned to each CUSIP/ISIN number have identical terms to Notes outstanding under any other CUSIP/ISIN number, and the same Tender Offe fer Consideration, Early Tender Premium and Total Consideration is being offered in this Tender Offer for Notes outstanding under eachrespective CUSIP/ISIN number.

(2) The Tender Offer Consideration, Early Tender Premium and Total Consideration ndo not include accrued and unpaid interest. Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest from the last interest payment date on such purchased Notes up to, but not including, the applicable Settlement Date.

The Dealer Manager and Solicitation Agent for the Tender Offer and the Consent Solicitation is:

Barclays

November 28, 2016

The purpose of the Tender Offer is to acquire all outstanding Notes. The Tender Offer is being made in connection with, and is conditioned upon, among other things, the Financing Condition (as defined herein under “Conditions to Consummation of the Tender Offer and the Consent Solicitation”).

Notes tendered prior to the Withdrawal Time may be validly withdrawn at any time prior to the Withdrawal Time, but not thereafter (except in certain limited circumstances where additional withdrawal rights are required by law). Notes tendered after the Withdrawal Time may not be validly withdrawn at any time (except in certain limited circumstances where additional withdrawal rights are required by law).

Holders who validly tender their Notes to the Depositary (as defined below and identified on the back cover page of this Statement) prior to the Early Tender Time, and do not validly withdraw their Notes prior to the Withdrawal Time, will receive the Early Tender Premium in addition to the Tender Offer Consideration, subject to our acceptance of their Notes for purchase. Holders who validly tender their Notes after the Early Tender Time, but prior to the Expiration Time, will receive only the Tender Offer Consideration if we accept their Notes for purchase. In the event that the Tender Offer is terminated or otherwise not completed, the Tender Offer Consideration and Early Tender Premiums will not be paid or become payable to Holders of the Notes who have validly tendered their Notes in connection with the Tender Offer, and all tendered Notes will be returned promptly.

Notwithstanding any other provision of the Tender Offer, our obligation to accept for purchase, and to pay for, Notes validly tendered (and not validly withdrawn) pursuant to the Tender Offer is subject to, and conditioned upon, the satisfaction of or, where applicable, our waiver of the conditions set forth under “Conditions to Consummation of the Tender Offer and the Consent Solicitation,” including the Financing Condition.

In conjunction with the Tender Offer for the Notes, and on the terms and subject to the conditions set forth in this Statement, the Company hereby solicits (the “Consent Solicitation”) consents (the “Consents”) from registered Holders of the Notes to the proposed amendment to the indenture dated as of September 13, 2012, as supplemented by the First Supplemental Indenture, dated as of June 20, 2013, the Second Supplemental Indenture, dated as of December 9, 2013, and the Third Supplemental Indenture, dated as of August 6, 2014, by and among the Company, the Guarantors (as defined therein) party thereto, and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), pursuant to which the Notes were issued (as supplemented, the “Indenture”). The proposed amendment to the Indenture is hereinafter referred to as the “Proposed Amendment.”

The Proposed Amendment would reduce the minimum notice period required for redemptions of the Notes from 30 days as currently required by the Indenture to 3 days. See “Proposed Amendment.” In order to be adopted, the Proposed Amendment must be consented to by the Holders of a majority in principal amount of the Notes then outstanding voting as a single class (the “Requisite Consents”). Assuming the Requisite Consents are received, the Proposed Amendment will become operative immediately prior to the acceptance for payment of the Notes validly tendered prior to the Early Tender Time pursuant to the Tender Offer on the Initial Settlement Date. A consenting Holder of the Notes must consent to the Proposed Amendment in its entirety.

If a Holder validly tenders Notes pursuant to the Tender Offer prior to the Early Tender Time, the Holder will be deemed to have validly delivered Consents related to such Notes. There is no option to tender Notes prior to the Early Tender Time without delivering the related Consents. Consents may not be delivered separately and can only be delivered with the tender of the Notes in the Tender Offer prior to the Early Tender Time. Consents provided in connection with a tender of Notes cannot be revoked without a proper withdrawal of the related tendered Notes. Accordingly, a purported revocation of a Consent provided in connection with a tender of any Notes in the Tender Offer without a concurrent proper withdrawal of the related tendered Notes will not withdraw the tender of such Notes or revoke such Consent. The Company currently intends, but is under no obligation, to redeem any Notes that are not validly tendered and accepted for purchase in the Tender Offer for the Notes.

NOTICE TO HOLDERS

All of the outstanding Notes are held in book-entry form through the facilities of The Depository Trust Company (“DTC”) in New York City. Consequently, if you desire to tender your Notes in the Tender Offer and deliver Consents pursuant to the Consent Solicitation you must tender through DTC’s Automated Tender Offer Program (“ATOP”), for which the Tender Offer and Consent Solicitation will be eligible, and follow the procedures for book-entry transfer described under “Procedures for Tendering Notes and Delivering Consents.” By using the ATOP procedures to tender Notes, you will not be required to deliver a consent and letter of transmittal to the Depositary. However, you will be bound by the terms of the consent and letter of transmittal, a form of which is attached as Exhibit A to this Statement (the “Consent and Letter of Transmittal”).

Barclays Capital Inc. is acting as dealer manager and solicitation agent for the Tender Offer and the Consent Solicitation (collectively, in such capacity, the “Dealer Manager and Solicitation Agent”). Global Bondholder Services Corporation is acting as both the Information Agent (in such capacity, the “Information Agent”) and the Depositary (in such capacity, the “Depositary”) for the Tender Offer and the Consent Solicitation.

You should rely only upon the information contained in this Statement. We, the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent and the Trustee have not authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we nor the Dealer Manager and Solicitation Agent are soliciting Consents nor making an Offer to Purchase these securities in any jurisdiction where the solicitation or offer or purchase is not permitted. You should assume the information appearing in this Statement is accurate only as of the date on the front cover page. Our business, financial condition, results of operations and prospects may have changed since that date.

This Statement (including the accompanying Consent and Letter of Transmittal) contains important information that should be read before any decision is made with respect to the Tender Offer and the Consent Solicitation.

This Statement is based on information provided by us and other sources we believe to be reliable. None of the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent or the Trustee makes any representation or warranty that this information is accurate or complete, and none of them is responsible for this information. In making a decision whether or not to participate in the Tender Offer or the Consent Solicitation, you must rely on your own examination of our business and the terms of the Tender Offer and the Consent Solicitation, as well as the Notes, including the merits and risks involved.

Any questions regarding the terms of the Tender Offer or the Consent Solicitation may be directed to the Dealer Manager and Solicitation Agent. Requests for additional copies of documentation related to the Tender Offer and the Consent Solicitation and any questions or requests for assistance in tendering may be directed to the Depositary and Information Agent. Their respective contact information appears on the back cover page of this Statement. Beneficial owners of Notes may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Tender Offer and the Consent Solicitation.

Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they wish to tender Notes and deliver Consents. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Tender Offer and the Consent Solicitation. Accordingly, beneficial owners wishing to participate in the Tender Offer and the Consent Solicitation should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the time by which such owner must take action in order to so participate.

We reserve the right to terminate or extend the Tender Offer or the Consent Solicitation if any condition of either the Tender Offer or the Consent Solicitation is not satisfied or waived by us and otherwise to amend the Tender Offer or the Consent Solicitation in any respect. If we amend a condition to the Tender Offer or the Consent Solicitation, we will give the appropriate Holders such notice of the amendment as may be required by applicable law.

This document has been filed with, but not reviewed by, the Securities and Exchange Commission (the “SEC”) on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) website at www.sec.gov/edgar.shtml and the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval at www.sedar.com, but has not been otherwise filed with any state securities commission or any other regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

This Statement does not constitute an Offer to Purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an offer under applicable securities or “blue sky” laws. The delivery of this Statement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in any attachments hereto or in our or any of our subsidiaries or affiliates since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Statement and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent or the Trustee.

The Company expressly reserves the absolute right, in its sole discretion, at any time and from time to time, including prior to the completion of the Tender Offer, to purchase or Offer to Purchase any Notes, through open market or privately negotiated transactions, one or more additional tender or exchange offers, by redemption under the terms of the Indenture governing the Notes or otherwise, in each case upon terms that may or may not differ materially from the terms of the Tender Offer. See “Certain Considerations— Subsequent Acquisitions of Notes.”

NONE OF THE COMPANY, THE DEALER MANAGER AND SOLICITATION AGENT, THE DEPOSITARY, THE INFORMATION AGENT OR THE TRUSTEE MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER OR THE CONSENT SOLICITATION.

v

IMPORTANT DATES

Holders should take note of the following important dates in connection with the Tender Offer and the Consent Solicitation:

Date	Calendar Date	Event

Early Tender Time:	5:00 p.m., New York City time, on December 9, 2016, unless extended or earlier terminated by the Company.	The date and time by which Holders must tender Notes pursuant to the Tender Offer in order to be eligible to receive the Early Tender Premium in addition to the Tender Offer Consideration on the Initial Settlement Date. If a Holder validly tenders Notes pursuant to the Tender Offer prior to the Early Tender Time, the Holder will be deemed to have validly delivered Consents related to such Notes.

Withdrawal Time:	5:00 p.m., New York City time, on December 9, 2016, unless extended by the Company and except in certain limited circumstances where additional withdrawal rights are required by law.	The last date and time for Holders to validly withdraw tenders of Notes and related Consents. If tenders are validly withdrawn, the Holder will no longer be eligible to receive the Total Consideration on the Initial Settlement Date (unless such Holder validly retenders such Notes before the Early Tender Time). Consents provided in connection with a tender of Notes cannot be revoked without a proper withdrawal of the related tendered Notes. Accordingly, a purported revocation of a Consent provided in connection with a tender of any Notes in the Tender Offer without a concurrent proper withdrawal of the related tendered Notes will not withdraw the tender of such Notes or revoke such Consent.

Initial Settlement Date:	The business day we select following the Early Tender Time and the satisfaction or waiver of the conditions to consummation of the Tender Offer, which is expected to be December 12, 2016.	The Company will notify the Depositary which Notes tendered prior to the Early Tender Time are accepted for purchase and will deposit the amount of cash necessary to pay each Holder of such Notes the Total Consideration in respect of such Notes, plus accrued and unpaid interest from the last interest payment date up to, but not including the Initial Settlement Date.

Expiration Time:	12:00 midnight (end of day), New York City time, on December 23, 2016 in respect of the Tender Offer, unless extended or earlier terminated by the Company.	The date and time by which Holders must tender Notes in order to be eligible to receive payment of the Tender Offer Consideration on the Final Settlement Date, an amount that will not include the Early Tender Premium.

Final Settlement Date:	Promptly after the Expiration Time for the Tender Offer and is expected to be the next business day following the Expiration Time.	The Company will notify the Depositary which Notes tendered after the Early Tender Time and prior to the Expiration Time are accepted for purchase and will deposit the amount of cash necessary to pay each tendering Holder the Tender Offer Consideration in respect of such Notes, plus accrued and unpaid interest from the last interest payment date up to, but not including the Final Settlement Date.

SUMMARY

The following summary is provided solely for your convenience. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Statement, including the exhibits hereto. You are urged to read this Statement (including the exhibits hereto) and all other documents to which it refers in their entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Statement.

The Company:	HudBay Minerals Inc.

The Notes:	9.500% Senior Notes due 2020, of which $920,000,000 in aggregate principal amount is outstanding as of the date hereof.

The Tender Offer:

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement, any and all of the outstanding Notes validly tendered (and not validly withdrawn) prior to the Expiration Time.

Each Holder should read the discussion in the section entitled “The Tender Offer” for further information regarding the Tender Offer.

The Consent Solicitation

Upon the terms and subject to the conditions described in this Statement and in the related Consent and Letter of Transmittal, the Company is also soliciting Consents to the Proposed Amendment in connection with the Tender Offer. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation” and “The Proposed Amendment.”

Purpose of the Tender Offer and the Consent Solicitation:

The purpose of the Tender Offer is to acquire all of the outstanding Notes. The purpose of the Consent Solicitation is to obtain Consents in order to adopt the Proposed Amendment. See “Purpose and Background of the Tender Offer and the Consent Solicitation.”

The Proposed Amendment:

The Proposed Amendment would reduce the minimum notice period required for redemptions of the Notes as provided in the Indenture from 30 days to 3 days. For a detailed description of the Proposed Amendment for which Consents are being sought pursuant to the Consent Solicitation, see “The Proposed Amendment.”

Requisite Consents

In order to be adopted, the Proposed Amendment must be consented to by the Holders of a majority in principal amount of the Notes then outstanding voting as a single class. Assuming receipt of the Requisite Consents in the Consent Solicitation, the Proposed Amendment will become operative immediately prior to the acceptance for payment of the Notes validly tendered prior to the Early Tender Time pursuant to the Tender Offer on the Initial Settlement Date.

Early Tender Time:

Our offer to pay the Early Tender Premium will expire at 5:00 p.m., New York City time, on December 9, 2016 unless extended or earlier terminated by the Company. Holders must tender Notes pursuant to the Tender Offer and deliver Consents pursuant to the Consent Solicitation in order to be eligible to receive the Early Tender Premium in addition to the Tender Offer Consideration on the Initial Settlement Date. We have the right to extend the Early Tender Time one or more times in our sole discretion. We also have the right to extend the Early Tender Time without extending the Withdrawal Time.

Expiration Time:

The Tender Offer will expire at 12:00 midnight (end of day), New York City time, on December 23, 2016 unless extended or earlier terminated by the Company. We have the right to extend the Tender Offer one or more times in our sole discretion.

Total Consideration:

The Total Consideration for each $1,000 principal amount of Notes validly tendered (and not validly withdrawn) prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer is $1,052.50, representing the sum of the Tender Offer Consideration plus the Early Tender Premium.

Tender Offer Consideration:

The Tender Offer Consideration for each $1,000 principal amount of Notes validly tendered (and not validly withdrawn) prior to the Expiration Time and accepted for purchase pursuant to the Tender Offer is $1,022.50.

Early Tender Premium:

In addition to the Tender Offer Consideration, each Holder who validly tenders (and does not validly withdraw) Notes and delivers the related Consents by delivering the Consent and Letter of Transmittal, prior to the Early Tender Time, will also be entitled, subject to the satisfaction or waiver of the conditions to consummation of the Tender Offer and Consent Solicitation, to an Early Tender Premium in the amount of $30.00 per $1,000 principal amount of Notes so tendered and accepted by us for purchase in the Tender Offer. Such payment will be made on the Initial Settlement Date.

Accrued and Unpaid Interest:

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will receive in addition to the Total Consideration or Tender Offer Consideration, as applicable, accrued and unpaid interest from the last interest payment date on such purchased Notes up to, but not including, the applicable Settlement Date.

Conditions to the Tender Offer and the Consent Solicitation:

Our obligation to complete the Tender Offer is subject to and conditioned upon satisfaction of (i) the Financing Condition and (ii) the General Conditions (both as defined below), although we may waive any or all of these conditions in our sole discretion. In addition, the Consent Solicitation is conditioned upon the satisfaction or waiver of the Consent Condition (as defined herein under “Conditions to Consummation of the Tender Offer and the Consent Solicitation”). We also reserve the right to terminate or extend the Tender Offer or the Consent Solicitation if any condition to the Tender Offer or the Consent Solicitation is not satisfied and to amend the Tender Offer or the Consent Solicitation in any respect. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation.”

Source of Funds:

The Total Consideration and the costs and expenses of the Tender Offer and the Consent Solicitation are expected to be paid with funds provided by one or more debt financings, which may include the Financing Transaction. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation.”

Procedures for Tendering Notes and	Each Holder who wishes to accept the Tender Offer and deliver Consents in the Consent Solicitation must comply with the procedures for tendering Notes and delivering Consents described under

Delivering Consents:	“Procedures for Tendering Notes and Delivering Consents.” There are no guaranteed delivery provisions provided by us in conjunction with the Tender Offer or the Consent Solicitation.

For help with tendering Notes and delivering Consents, contact the Information Agent at the telephone numbers set forth on the back cover page of this Statement or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

For questions related to the terms of the Tender Offer or the Consent Solicitation, contact the Dealer Manager and Solicitation Agent at the telephone number set forth on the back cover page of this Statement.

Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they wish to tender Notes and deliver Consents. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Tender Offer and the Consent Solicitation. Accordingly, beneficial owners wishing to participate in the Tender Offer and the Consent Solicitation should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the time by which such owner must take action in order to so participate.

Untendered or Unpurchased Notes:

Notes not tendered or otherwise not purchased pursuant to the Tender Offer will remain outstanding immediately after the completion of the Tender Offer. If the Tender Offer is consummated, the aggregate principal amount that remains outstanding of the Notes will be reduced. This reduction may adversely affect the liquidity of and, consequently, the market price for, the Notes that remain outstanding after consummation of the Tender Offer. The value of the Notes that remain outstanding after the consummation of the Tender Offer and the Consent Solicitation may be adversely impacted by changes to the provisions in the Indenture as a result of the Proposed Amendment. See “Certain Considerations.” To the extent Notes remain outstanding upon completion of the Tender Offer, we intend to redeem such untendered or unpurchased Notes pursuant to the redemption and/or satisfaction and discharge provisions of the Indenture, however we are not bound to do so and no assurance can be given that such untendered Notes will be redeemed as contemplated or at all. This Statement does not constitute a notice of redemption. The appropriate notice or notices of redemption, if needed, will be issued at a later date or dates upon the terms and subject to the conditions set forth in the Indenture. See “Subsequent Acquisitions of Notes.” In addition, assuming the Requisite Consents are received, the Company and the Trustee may execute a Fourth Supplemental Indenture (as defined below) which would give effect to the Proposed Amendment, and any Notes that remain outstanding after the Early Tender Time will become subject to the terms set forth in the Fourth Supplemental Indenture. See “The  Proposed Amendment.”

Withdrawal Rights:

At any time prior to 5:00 p.m., New York City time, on December 9, 2016 each Holder may withdraw its Notes that it has tendered and, thereby, revoke the related Consents it has provided by submitting a notice of withdrawal to the Depositary using ATOP procedures.

A valid withdrawal of tendered Notes will constitute the concurrent valid revocation of the related Consent. In order for a Holder to validly revoke a Consent prior to the Early Tender Time, such Holder must validly withdraw the related tendered Notes. Tendered Notes may not be withdrawn and the related Consents may not be revoked subsequent to the Early Tender Time. Tenders of Notes and related Consents may also be validly withdrawn if the Tender Offer is terminated without any Notes being purchased thereunder. In the event of termination of the Tender Offer, the Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders, the Fourth Supplemental Indenture (as defined below) implementing the Proposed Amendment, if any, will not be executed and the related Consents (if any) will be deemed revoked. We have the right to extend the Withdrawal Time in our sole discretion. Any Notes tendered prior to the Withdrawal Time that are not validly withdrawn prior to that time may not be withdrawn thereafter, and any Notes tendered after the Withdrawal Time and prior to the Expiration Time may not be withdrawn, except, in each case, in certain limited circumstances where additional withdrawal rights are required by law.

Settlement Dates:

With respect to Notes that are validly tendered (and not validly withdrawn) prior to the Early Tender Time, payment of the Total Consideration will be made on the Initial Settlement Date, if such Notes have been accepted for purchase. The Initial Settlement Date will be the business day we select following both the Early Tender Time and the satisfaction or waiver of the conditions to the Tender Offer, and is expected to be December 12, 2016. With respect to Notes validly tendered after the Early Tender Time but prior to the Expiration Time, payment of the Tender Offer Consideration will be made promptly after the Expiration Time on the Final Settlement Date, provided that the remaining conditions to the Tender Offer have been satisfied or waived and such Notes have been accepted for purchase.

The Final Settlement Date for the Tender Offer is expected to be the next business day following the Expiration Time. Holders will also receive on the applicable Settlement Date accrued and unpaid interest, if any, on all of their Notes accepted for purchase from the last interest payment date up to, but not including, such Settlement Date.

Acceptance of Notes and Delivery of Cash Payment:

If all of the conditions to the Tender Offer are satisfied or waived, we will accept, after the Early Tender Time or the Expiration Time, as the case may be, any and all Notes for purchase that, at such time, have been validly tendered in the Tender Offer (and not validly withdrawn). We will deliver the Tender Offer Consideration for such Notes and any Early Tender Premiums, if applicable, on the applicable Settlement Date. Each Holder that has validly tendered Notes (and not validly withdrawn them) prior to the Early Tender Time will receive the Total Consideration in respect of those Notes on the Initial Settlement Date, which includes both the Tender Offer Consideration and the Early Tender Premium, subject to our acceptance of their Notes for purchase. Each Holder that has validly tendered Notes after the Early Tender Time, but prior to the Expiration Time, will receive the Tender Offer Consideration only on the Final Settlement Date, subject to our acceptance of their Notes for purchase. Such Holders will not receive the Early Tender Premium.

Tax Considerations:

For a discussion of certain United States and Canadian federal income tax consequences of the Tender Offer, see “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations,” respectively.

Certain Considerations:	For a discussion of certain factors that each Holder should consider in connection with the Tender Offer and the Consent Solicitation, see “Certain Considerations.”

Dealer Manager and Solicitation Agent:

Barclays Capital Inc. is serving as Dealer Manager and Solicitation Agent for the Tender Offer and the Consent Solicitation. Its address and telephone number is set forth on the back cover page of this Statement.

Depositary and Information Agent:

Global Bondholder Services Corporation is acting as both Depositary and Information Agent for the Tender Offer and Consent Solicitation. Its address and telephone numbers are set forth on the back cover page of this Statement.

Fees and Expenses:

Holders who validly tender their Notes and whose Notes are accepted for purchase in the Tender Offer will not be obligated to pay brokerage commissions or fees to the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent or the Company or, except as indicated in the instructions to the Consent and Letter of Transmittal, to pay transfer taxes with respect to the purchase of their Notes; however, such Holders may be obligated to pay commissions to their own brokers or other agents.

Additional Documentation; Further Information:

Any questions regarding the terms of the Tender Offer and the Consent Solicitation may be directed to the Dealer Manager and Solicitation Agent. Requests for additional copies of documentation related to the Tender Offer and the Consent Solicitation and any questions or requests for assistance in tendering may be directed to the Depositary and Information Agent. Their respective contact information appears on the back cover page of this Statement. Beneficial owners of Notes may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Tender Offer and the Consent Solicitation.

AVAILABLE INFORMATION

Unless otherwise expressly specified, the information on (or that may be accessed through) websites referenced in this Statement are not part of this Statement.

We are subject to the periodic reporting and other informational requirements of Canadian securities laws and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these informational and reporting requirements, we file or furnish reports and other information with Canadian securities regulatory authorities and the SEC. We file annual reports on Form 40-F pursuant to the multi-jurisdictional disclosure system under the Exchange Act, which include annual audited consolidated financial statements prepared in accordance with IFRS, and we furnish reports on Form 6-K containing our quarterly unaudited consolidated financial statements prepared in accordance with IFRS, and certain other information. We prepare our Annual Report on Form 40-F in accordance with Canadian disclosure requirements (which are different from those of the U.S.). You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. Documents filed with the Canadian securities regulatory authorities can be accessed over the internet at http://www.sedar.com.

You may request copies of the above-referenced filings at no cost, by writing or telephoning the Company’s principal executive offices at the following address:

HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, ON M5J 2V5
(416) 362-8181
Attn: Corporate Secretary

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement may contain "forward-looking statements" and "forward-looking information" (collectively,"forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this Statement, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this Statement is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, our objectives and strategies for the Tender Offer and Consent Solicitation, expectations for the market, anticipated results of one or more debt financings, including the Financing Transaction, expectations that net proceeds from such debt financings will be sufficient to consummate the Tender Offer and Consent Solicitation and expectations regarding the receipt of sufficient Consents to meet the Consent Condition (as defined herein under “Conditions to Consummation of the Tender Offer and the Consent Solicitation”) required for amending the Indenture.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the Company’s ability to comply with its pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed in our most recent Annual Information Form and our management’s discussion and analysis of the Company for the three and nine months ended September 30, 2016.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this Statement or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

THE COMPANY

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions.

The Company was amalgamated under the Canada Business Corporations Act on August 15, 2011. Our registered office is located at 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada. Our telephone number is (416) 362-8181 and our website address is www.hudbay.com. The information on our website is not part of this Statement. Our common shares trade under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

THE TENDER OFFER AND THE CONSENT SOLICITATION

You should carefully consider the risks and uncertainties described below and other information included in this Statement before you decide to tender your Notes in the Tender Offer and deliver Consents pursuant to the Consent Solicitation.

We hereby offer, upon the terms and subject to the conditions set forth in this Statement (including the accompanying Consent and Letter of Transmittal), to purchase for cash any and all of the outstanding Notes that are validly tendered (and not validly withdrawn) to the Depositary prior to the Expiration Time, for the consideration described below.

Total Consideration and Tender Offer Consideration

The Tender Offer Consideration for each $1,000 principal amount of Notes validly tendered (and not validly withdrawn) prior to the Expiration Time and accepted for purchase pursuant to the Tender Offer is $1,022.50. Holders who validly tender their Notes (and do not validly withdraw their Notes) prior to the Early Tender Time also will be eligible to receive an Early Tender Premium in the amount of $30.00 per $1,000 principal amount of Notes on the Initial Settlement Date. We refer to the Tender Offer Consideration plus the Early Tender Premium as the Total Consideration. Notes may be tendered only in principal amounts equal to minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Notes must continue to hold Notes in at least the minimum authorized denomination of $2,000 principal amount. Holders whose Notes are accepted for purchase pursuant to the Tender Offer will receive in addition to the Total Consideration or Tender Offer Consideration, as applicable, accrued and unpaid interest from the last interest payment date on such purchased Notes up to, but not including, the applicable Settlement Date. Our obligation to accept Notes that are tendered is subject to the conditions described below under “Conditions to Consummation of the Tender Offer and the Consent Solicitation.”

Holders who validly tender their Notes and whose Notes are accepted for purchase in the Tender Offer will not be obligated to pay brokerage commissions or fees to the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent or the Company or, except as indicated in the instructions to the Consent and Letter of Transmittal, to pay transfer taxes with respect to the purchase of their Notes; however, such Holders may be obligated to pay commissions to their own brokers or other agents.

We reserve the right, in our sole discretion, at any time and from time to time, including prior to the completion of the Tender Offer, to purchase or Offer to Purchase any Notes, through open market or privately negotiated transactions, one or more additional tender or exchange offers, by redemption under the terms of the Indenture governing the Notes or otherwise, in each case upon terms that may or may not differ materially from the terms of the Tender Offer. See “Certain Considerations—Subsequent Acquisitions of Notes.”

The Consent Solicitation

Upon the terms and subject to the conditions described in this Statement and in the related Consent and Letter of Transmittal, the Company is soliciting Consents to the Proposed Amendment in connection with the Tender Offer. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation” and “The Proposed Amendment.”

The Proposed Amendment would amend the Indenture to reduce the minimum notice period required for redemptions of the Notes from 30 days as currently required by the Indenture to 3 days. In order to be adopted, the Proposed Amendment must be consented to by the Holders of a majority in principal amount of the Notes then outstanding voting as a single class. Assuming receipt of the Requisite Consents in the Consent Solicitation, the Proposed Amendment will become operative immediately prior to the acceptance for payment of the Notes validly tendered prior to the Early Tender Time pursuant to the Tender Offer on the Initial Settlement Date.

The valid tender pursuant to the Tender Offer by a Holder of the Notes prior to the Early Tender Time will constitute the valid delivery of a Consent by such Holder to the Proposed Amendment with respect to the Notes and the Indenture. There is no option to tender Notes prior to the Early Tender Time without delivering the related Consents. The Consent Solicitation will expire at the Early Tender Time.

Withdrawal of Tenders

Tenders of Notes made pursuant to the Tender Offer at any time prior to the Withdrawal Time may be validly withdrawn by following the procedures described herein. Consents provided in connection with a tender of Notes cannot be revoked without a proper withdrawal of the related tendered Notes. Consents may only be revoked if tendered Notes are properly withdrawn prior to the Withdrawal Time. A proper withdrawal of the tendered Notes prior to the Withdrawal Time will also be deemed a valid revocation of the Consents delivered with respect to such Notes. Any Notes tendered prior to the Withdrawal Time that are not validly withdrawn prior to such time may not be withdrawn thereafter, except in certain limited circumstances where additional withdrawal rights are required by law. If you validly withdraw previously tendered Notes, you will not receive the Tender Offer Consideration or an Early Tender Premium, unless such Notes are re-tendered prior to the Early Tender Time (in which case you will be eligible to receive the Total Consideration) or after the Early Tender Time but prior to the Expiration Time (in which case you will be eligible to receive the Tender Offer Consideration only). Any Notes tendered prior to the Withdrawal Time and not validly withdrawn prior to such time, and any Notes tendered after the Withdrawal Time, may not be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law.

Expiration Time; Extensions; Termination; Amendments

The Tender Offer will expire at 12:00 midnight (end of day), New York City time, on December 23, 2016, unless we extend the Expiration Time in our sole discretion. Our offer to pay the Early Tender Premium will expire at 5:00 p.m., New York City time, on December 9, 2016, unless we extend the Early Tender Time in our sole discretion. In the event that we extend the Tender Offer or our offer to pay the Early Tender Premium, the terms “Expiration Time” and “Early Tender Time” with respect to such extended Tender Offer and offer to pay the Early Tender Premium shall mean the time and date on which the Tender Offer and offer to pay the Early Tender Premium, as so extended, will expire. We expressly reserve the right to extend the Tender Offer or the offer to pay the Early Tender Premium from time to time or for such period or periods as we may determine in our sole discretion by giving oral (to be confirmed in writing) or written notice of such extension to the Depositary and Information Agent and by making a public announcement by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Early Tender Time or Expiration Time, as the case may be.

During any extension of the Tender Offer or the Consent Solicitation, all Notes previously tendered and not accepted for purchase will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer and the Consent Solicitation, be accepted for purchase by us.

To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, at any time (i) to waive any condition to the Tender Offer or the Consent Solicitation, (ii) to amend any of the terms of the Tender Offer or the Consent Solicitation, (iii) to terminate the Tender Offer or the Consent Solicitation or (iv) to modify the Tender Offer Consideration or the Early Tender Premium, provided that in the event we modify the Tender Offer Consideration, the Tender Offer will be extended if necessary such that the Early Tender Time and the Expiration Time are at least ten business days from the date of such modification, to the extent required by law. Any waiver, amendment, modification or termination of the Tender Offer or the Consent Solicitation will apply to all Notes tendered pursuant to the Tender Offer and Consents delivered pursuant to the Consent Solicitation. If we make a material change in the terms of the Tender Offer or the Consent Solicitation or waive a material condition of the Tender Offer or the Consent Solicitation, we will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Depositary and Information Agent and will disseminate additional offer documents and extend the Tender Offer or Consent Solicitation to the extent required by law.

We also reserve the right to terminate the Tender Offer or the Consent Solicitation if any condition of the Tender Offer or Consent Solicitation is not satisfied or for any other reason as determined by us in our sole discretion (subject to applicable law). In the event that the Tender Offer or Consent Solicitation is terminated or otherwise not completed, the Tender Offer Consideration and Early Tender Premium will not be paid or become payable.

No Appraisal or Similar Rights

Neither the Indenture governing the Notes nor applicable law gives the Holders any appraisal or similar rights to request a court or other person to value their outstanding Notes in connection with the Tender Offer or Consent Solicitation.

CERTAIN CONSIDERATIONS

You should consider carefully the following considerations, in addition to the other information in this Statement (including the Consent and Letter of Transmittal), before deciding whether to participate in the Tender Offer and the Consent Solicitation.

Limited Trading Market

The Notes are not listed on any national or regional securities exchange. To the extent that Notes are traded, prices for the Notes may fluctuate greatly depending on the trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. In addition, quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Notes that are tendered and accepted in the Tender Offer will cease to be outstanding and will be cancelled. To the extent that fewer than all of the Notes are purchased in the Tender Offer, the trading market for the Notes would become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, market prices for Notes that are not purchased may be affected adversely to the extent that the principal amount of Notes purchased pursuant to the Tender Offer reduces the float. The reduced float may also tend to make market prices more volatile. Holders of Notes not purchased in the Tender Offer may attempt to obtain quotations for their Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Tender Offer. The extent of the public market for the Notes following consummation of the Tender Offer will depend upon, among other things, the remaining outstanding principal amount of Notes after the Tender Offer, the number of beneficial owners remaining at such time and the interest in maintaining a market in such Notes on the part of securities firms and other factors. We cannot assure you that a market for any Notes that remain outstanding following consummation of the Tender Offer will exist or be sustained.

Subsequent Acquisitions of Notes

Whether or not the Tender Offer is consummated, the Company or its affiliates may, at any time and from time to time, including prior to the completion of the Tender Offer, purchase or Offer to Purchase any Notes, other than pursuant to the Tender Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers, by redemptions under the Indenture governing the Notes or otherwise, upon such terms and conditions and at such prices as the Company or such affiliates may determine, which may be more or less than the prices to be paid pursuant to the Tender Offer and could be for cash or other consideration.

Tax Matters

See “Certain United States Federal Income Tax Considerations” for a discussion of certain United States federal income tax consequences of the Tender Offer and Consent Solicitation. See also “Certain Canadian Federal Income Tax Considerations” for a discussion of certain Canadian federal income tax consequences of the Tender Offer and Consent Solicitation.

Conditions of the Consummation of the Tender Offer and the Consent Solicitation

The closing of the Tender Offer is subject to the satisfaction or waiver of certain conditions, including the Financing Condition. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation.” There can be no assurance that the Tender Offer or the Consent Solicitation will be consummated or that any failure to consummate the Tender Offer or the Consent Solicitation will not have a negative effect on the market price and liquidity of the Notes.

Consideration

The consideration offered to Holders pursuant to the Tender Offer and Consent Solicitation does not reflect any independent valuation of such Notes and does not take into account the events or changes in financial markets (including interest rates) after the commencement of the Tender Offer and the Consent Solicitation. We have not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the consideration offered for the Notes and/or with respect to the Consents. If you tender your Notes, you may or may not receive more than, or as much value as, if you choose to keep them.

PURPOSE AND BACKGROUND OF THE TENDER OFFER AND THE CONSENT SOLICITATION

The purpose of the Tender Offer is to acquire all of the outstanding Notes. The purpose of the Consent Solicitation is to obtain Consents in order to adopt the Proposed Amendment.

Assuming that all outstanding Notes are validly tendered (and not withdrawn) prior to the Early Tender Time and are accepted for purchase by us, the total amount of funds required to purchase all of the outstanding Notes pursuant to the Tender Offer, to make Early Tender Premiums, to pay accrued and unpaid interest on the Notes to (but not including) the Initial Settlement Date, and to pay all related fees and expenses related to the Tender Offer and the Consent Solicitation is approximately $986 million, assuming an Initial Settlement Date of December 12, 2016. We expect to obtain these funds from the net proceeds of one or more debt financings, which may include the Financing Transaction. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation.”

We are not making any recommendation to Holders as to whether to tender or refrain from tendering all or any portion of Notes. You must decide whether to tender Notes, and if tendering, the amount of Notes to tender. You are urged to review carefully all of the information contained in this Statement before making a decision as to whether to tender Notes.

NONE OF THE COMPANY, THE DEALER MANAGER AND SOLICITATION AGENT, THE DEPOSITARY, THE INFORMATION AGENT OR THE TRUSTEE MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER OR THE CONSENT SOLICITATION.

THE PROPOSED AMENDMENT

The Notes have been issued pursuant to the Indenture. The Proposed Amendment will result in Section 3.03(a) of the Indenture being revised in the following manner:

Subject to Section 3.10, the Company shall send, or cause to be sent (in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least ~~30~~ 3 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed pursuant to this Article at such Holder’s registered address or otherwise in accordance with the procedures of the Depositary, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11.

In addition, the Proposed Amendment will result in Section 3.07(d) of the Indenture being revised to change the reference to “upon not less than 30 nor more than 60 days’ notice” to “upon not less than 3 nor more than 60 days’ notice.”

In order to be adopted, the Proposed Amendment must be consented to by the Holders of a majority in principal amount of the Notes then outstanding voting as a single class.

Holders of the Notes are hereby solicited for Consents with regard to the Proposed Amendment. A consenting Holder of Notes must consent to the Proposed Amendment in its entirety.

It is expected that a fourth supplement to the Indenture (the “Fourth Supplemental Indenture) will be executed and become effective immediately prior to the Initial Settlement Date, provided that the Requisite Consents sought pursuant to the Consent Solicitation are delivered. Assuming receipt of the Requisite Consents, the Proposed Amendment will become operative immediately prior to the acceptance for payment of the Notes validly tendered prior to the Early Tender Time pursuant to the Tender Offer on the Initial Settlement Date. If the Proposed Amendment is adopted and the Tender Offer is completed, the Notes that are not tendered, or that are not accepted for payment pursuant to the Tender Offer, will remain outstanding but will be subject to the terms of the Indenture, as modified by the Fourth Supplemental Indenture.

The valid tender pursuant to the Tender Offer by a Holder of the Notes prior to the Early Tender Time will constitute the valid delivery of a Consent by such Holder to the Proposed Amendment with respect to the Notes and the Indenture. There is no option to tender Notes prior to the Early Tender Time without delivering the related Consents. The Consent Solicitation will expire at the Early Tender Time.

DESCRIPTION OF THE FINANCING TRANSACTION

In order to satisfy the Financing Condition, we intend to complete one or more debt offerings (the “Financing Transaction”) so that we will receive net proceeds that are at least sufficient funds to pay the Total Consideration for all tendered Notes, plus accrued and unpaid interest and all fees and expenses related to the Tender Offer and the Consent Solicitation. See “Purpose and Background of the Tender Offer and the Consent Solicitation.” The terms of the Financing Transaction will be determined by market conditions and other factors at the time it occurs.

No assurances can be given that we will in fact complete the Financing Transaction. Consummation of the Tender Offer and the Consent Solicitation is expressly contingent upon, among other things, our obtaining financing on terms satisfactory to us. See “Conditions to Consummation of the Tender Offer and the Consent Solicitation.”

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

In order to participate in the Tender Offer and Consent Solicitation, you must validly tender your Notes and deliver Consents with respect to such Notes to the Depositary as described below. Holders who validly tender (and do not validly withdraw) their Notes and validly deliver Consents with respect to such Notes to the Depositary prior to the Early Tender Time will be entitled to receive the Total Consideration on the Initial Settlement Date if such Notes are accepted for purchase. Holders who validly tender their Notes to the Depositary after the Early Tender Time and prior to the Expiration Time will be entitled to receive the Tender Offer Consideration on the Final Settlement Date if such Notes are accepted for purchase. It is your responsibility to validly tender your Notes and validly deliver Consents with respect to such Notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wishes to tender Notes should contact such broker, dealer, commercial bank or trust company promptly and instruct such broker, dealer, commercial bank or trust company to tender Notes on such beneficial owner’s behalf.

Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they wish to tender Notes and deliver Consents. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Tender Offer and the Consent Solicitation. Accordingly, beneficial owners wishing to participate in the Tender Offer and the Consent Solicitation should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the time by which such owner must take action in order to so participate.

If you have any questions regarding the Tender Offer or the Consent Solicitation and the terms thereof, please contact the Dealer Manager and Solicitation Agent, whose address and telephone number is listed on the back cover page of this Statement. If you need help in tendering your Notes, please contact the Information Agent or the Depositary, whose addresses and telephone numbers are listed on the back cover page of this Statement.

All of the Notes were issued in book-entry form, and all of the Notes are currently represented by one or more global certificates registered in the name of a nominee of DTC. We have confirmed with DTC that the Notes may be tendered using ATOP procedures instituted by DTC. DTC participants may electronically transmit their acceptance of the Tender Offer (and delivery of Consents) by causing DTC to transfer their outstanding Notes to the Depositary using the ATOP procedures. In connection with each book-entry transfer of Notes to the Depositary, DTC will send an “agent’s message” to the Depositary, which, in turn, will confirm its receipt of the book-entry transfer (a “Book-Entry Confirmation”). The term “agent’s message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, stating that DTC has received an express acknowledgement from the participant in DTC tendering Notes and delivering the related Consents that such participant has received and agrees to be bound by the terms of the Tender Offer and the Consent Solicitation and that the Company may enforce such agreement against the participant.

By using the ATOP procedures to tender Notes and deliver Consents with respect to such Notes, you will not be required to deliver the Consent and Letter of Transmittal to the Depositary. However, you will be bound by its terms just as if you had signed it.

If you hold your Notes through Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), you must also comply with the applicable procedures of Clearstream or Euroclear, as applicable, in connection with a tender of Notes and delivery of Consents. Both Clearstream and Euroclear are indirect participants in the DTC system.

You must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC to tender your Notes and deliver Consents with respect to such Notes.

We will not be required to pay for Notes tendered pursuant to the Tender Offer unless those Notes are validly tendered and accepted by us for purchase. Similarly, we will be able to retain Notes that have been tendered if you do not validly comply with the procedures to withdraw the Notes. We will have the right to decide whether a tender or withdrawal was made validly and our decision will be final. You should note the following with respect to the Tender Offer:

•

If we determine you have not validly tendered your Notes, or have not validly complied with the procedures to withdraw Notes previously tendered, you will have to correct the problem in the time period we determine.

•	Neither we nor the Depositary is under any obligation to advise you of any defect in your tender, delivery of Consents or withdrawal.

•

We have the right, in our sole discretion, to waive any defect in the tender of Notes, delivery of Consents or withdrawal of Notes, and we may waive a defect with respect to one Holder and not another.

If we determine you have not validly tendered your Notes, and we determine not to waive such defective tender or delivery, such tendered Notes will be returned to you at our expense via a credit to the appropriate DTC account promptly following the Expiration Time or the termination of the Tender Offer.

There are no guaranteed delivery provisions provided for by us in conjunction with the Tender Offer or Consent Solicitation under the terms of this Statement. Holders wishing to participate in the Tender Offer and Consent Solicitation must validly tender their Notes and deliver their Consents in accordance with the procedures set forth under this section prior to the Early Tender Time or Expiration Time, as applicable.

The tender of Notes and delivery of Consents by a Holder pursuant to the procedures set forth above, and the subsequent acceptance of the tendered Notes by us, will constitute a binding agreement between the Holder and us in accordance with the terms and subject to the conditions set forth in this Statement (including the accompanying Consent and Letter of Transmittal), which agreement will be governed by, and construed in accordance with, the laws of the State of New York.

ACCEPTANCE OF NOTES FOR PURCHASE;
PAYMENT FOR NOTES

If the conditions to the Tender Offer and Consent Solicitation are satisfied, or if we waive all of the conditions that have not been satisfied, we will accept, after the Early Tender Time or the Expiration Time, as the case may be, all Notes that, at such time, have been validly tendered (or defectively tendered if we waive such defect) pursuant to the Tender Offer, and have not been validly withdrawn. We will accept the Notes for purchase by notifying the Depositary of our acceptance, whereupon the Early Tender Premiums, if any, related to such Notes will also become payable by us. The notice may be oral if we promptly confirm it in writing.

If any tendered Notes are not accepted for purchase for any reason pursuant to the terms and conditions of the Tender Offer or Consent Solicitation, such Notes will be returned to the tendering Holder via a credit to an account maintained at DTC, designated by the DTC participant who so delivered such Notes to the Depositary, promptly following the Expiration Time or the earlier termination of the Tender Offer.

We will pay for Notes that we have accepted for purchase by wiring to DTC on each Settlement Date funds sufficient to pay the full amount of the Tender Offer Consideration and the Early Tender Premiums (if applicable) that we then owe to the Holders plus cash in the amount of the interest accrued on the purchased Notes from the last interest payment date to, but not including, such Settlement Date. We will not be responsible for any mistakes or delays made by DTC or its participants in distributing the Tender Offer Consideration, the Early Tender Premiums or the accrued interest on the Notes to the persons entitled to them, and no additional interest will be payable because of any such mistake or delay.

We intend to accept for purchase on the Initial Settlement Date any and all Notes validly tendered with the related Consents (and not validly withdrawn) pursuant to the Tender Offer and Consent Solicitation prior to the Early Tender Time, and we intend to accept for purchase on the Final Settlement Date, any and all other Notes validly tendered pursuant to the Tender Offer after the Early Tender Time but prior to the Expiration Time. However, if the conditions to the consummation of the Tender Offer or Consent Solicitation are not satisfied, we have the right to retain such Notes without accepting them or without paying for them until the conditions are satisfied. If we cause the Depositary to hold such Notes, we must comply with Rule 14e-1 under the Exchange Act, which requires us to pay for all tendered Notes or return the Notes promptly after termination or withdrawal of the Tender Offer.

We reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more of our affiliates, the right to purchase any Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve us of our obligations under the Tender Offer or prejudice the rights of tendering Holders to receive the Tender Offer Consideration or the Total Consideration, as applicable, pursuant to the Tender Offer.

Tendering Holders of Notes purchased in the Tender Offer will not be obligated to pay brokerage commissions or fees to the Dealer Manager and Solicitation Agent, the Information Agent, the Depositary or the Company or, except as indicated in the instructions to the Consent and Letter of Transmittal, to pay transfer taxes with respect to the purchase of their Notes; however, such Holders may be obligated to pay commissions to their own brokers or other agents. The Company will pay all other reasonable charges and expenses in connection with the Tender Offer and Consent Solicitation. Notwithstanding anything herein to the contrary, the payments to Holders will be made net of any withholding tax or backup withholding that is required to be imposed pursuant to applicable law. See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”

WITHDRAWAL OF TENDERS

You may withdraw Notes that you have tendered for purchase and thereby revoke the related Consents, at any time before the Withdrawal Time but not thereafter, except in certain limited circumstances where additional withdrawal rights are required by law.

Consents provided in connection with a tender of Notes cannot be revoked without a proper withdrawal of the related tendered Notes. The valid withdrawal of Notes tendered will be deemed a valid revocation of the Consents delivered with respect to such Notes. A purported revocation of a Consent provided in connection with a tender of Notes in the Tender Offer without a concurrent proper withdrawal of the related tendered Notes will not withdraw the tender of such Notes or revoke the related Consents.

For a withdrawal of a tender of Notes to be effective, a notice of withdrawal in the form of a “Request Message” transmitted through ATOP must be received by the Depositary prior to the Withdrawal Time. Any such notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Notes and otherwise comply with ATOP procedures. Any Notes validly withdrawn will be deemed to be not validly tendered for purposes of this Tender Offer.

If you withdraw Notes, you will have the right to retender them prior to the Expiration Time in accordance with the procedures described above for tendering outstanding Notes, but you will not be entitled to the Early Tender Premium if you re-tender them after the Early Tender Time.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of tenders will be determined by us, in our sole discretion (which determination shall be final and binding). Neither the Company, the Dealer Manager and Solicitation Agent, the Information Agent, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal of tenders, or incur any liability for failure to give any such notification.

CONDITIONS TO CONSUMMATION OF THE TENDER OFFER AND THE CONSENT SOLICITATION

Notwithstanding any other provision of the Tender Offer and Consent Solicitation, our obligation to accept for purchase, and to pay for, any Notes validly tendered (and not validly withdrawn) pursuant to the Tender Offer, or to pay any Early Tender Premiums, is conditioned upon the following having occurred or been satisfied or having been waived by us:

(i)

we shall have: (a) completed one or more debt financings (which may include the Financing Transaction) on terms satisfactory to us in our sole discretion and (b) the net proceeds of such debt financings will be sufficient to pay the Total Consideration for all the tendered Notes, plus all fees and expenses incurred in connection with the Tender Offer and Consent Solicitation (each of (a) and (b) together constitute the “Financing Condition”); and

(ii)

the following shall not have occurred, or if we shall have become aware of any of the following or if any of the following exists on the date of this Statement, we shall not have become aware of a material worsening (the “General Conditions”):

•

any instituted, threatened or pending legal or administrative proceeding or investigation that could, in our reasonable judgment, adversely affect our ability to close the Tender Offer or Consent Solicitation;

•

any event that, in our reasonable judgment, adversely affects our business or our ability to consummate the Tender Offer or Consent Solicitation or to realize the contemplated benefits from the Tender Offer or Consent Solicitation, including without limitation any actual or threatened legal impediment (such as a default under an agreement, indenture or other instrument or obligation to which the Company is bound) to the acceptance for purchase of, or payment for, Notes;

•	the enactment of any law, rule or court order that prohibits or delays the Tender Offer or Consent Solicitation or that places material restrictions on the Tender Offer or Consent Solicitation;

•

the Trustee under the indenture governing the Notes objects to the terms of the Tender Offer or Consent Solicitation, or the Trustee takes any other action that could, in our sole judgment, adversely affect the consummation of the Tender Offer or Consent Solicitation;

•	any suspension of trading in securities in the U.S. or Canadian financial or capital markets;

•	any material change in the trading price of the Notes or the market for the Notes;

•	any moratorium or other suspension or limitation that, in our reasonable judgment, will affect the ability of banks to extend credit or receive payments; or

•	the commencement or escalation of a war or armed hostilities involving the United States (including acts of terrorism).

(iii)

we shall have received, prior to the Early Tender Time, the applicable Requisite Consents necessary for the Proposed Amendment to become operative on the Initial Settlement Date (the “Consent Condition”) and the Fourth Supplemental Indenture will have been executed by us and the Trustee

If the preceding conditions are satisfied or waived prior to the Initial Settlement Date and such settlement occurs, our obligation to accept for purchase, and to pay for, any Notes validly tendered pursuant to the Tender Offer after the Early Tender Time but prior to the Expiration Time shall be conditioned only upon satisfaction or waiver of the General Conditions described in the first and third bullet points of clause (ii) above.

The foregoing conditions are for our sole benefit and may be asserted by us, in our sole discretion, in relation to either the Tender Offer, the Consent Solicitation or both of them, regardless of the circumstances giving rise to any such condition (including any action or inaction on our part). We will have the right (but not the obligation) to waive any of the preceding conditions and to consummate the Tender Offer and Consent Solicitation. Neither you nor any other person who tenders Notes for purchase will have the ability to prevent us from waiving a condition or will have the ability to withdraw Notes tendered or revoke Consents delivered if we waive any of the foregoing conditions. We also have the right to determine whether or not any of the conditions were satisfied and to terminate or extend the Tender Offer or Consent Solicitation if any condition of the Tender Offer or Consent Solicitation was not satisfied. Our decision as to whether or not a condition was satisfied will be final and binding, and you will have no right to disagree with our conclusions.

Notwithstanding any other provisions of the Tender Offer or Consent Solicitation, subject to applicable law, we have the right, in our sole discretion, to terminate the Tender Offer or Consent Solicitation, at any time and for any reason. In such event, we will provide notice by public announcement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of Notes of their participation in the Tender Offer and Consent Solicitation. This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder’s particular circumstances or to certain types of Holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons who participate in the Tender Offer and Consent Solicitation and also purchase any notes in the Financing Transaction, persons that acquire Notes in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens). In addition, this discussion does not consider the effect of the U.S. federal alternative minimum tax, the Medicare tax on net investment income, or any foreign, U.S. state, U.S. local or other tax laws, or any other U.S. federal tax considerations (e.g., estate or gift tax) apart from the U.S. federal income tax considerations, that may be applicable to particular Holders. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. This discussion assumes that a beneficial owner of Notes holds its Notes as capital assets within the meaning of the Code.

Each Holder is urged to consult its tax advisers regarding the potential U.S. tax consequences of the participation of such Holder in the Offer, in light of such Holder’s individual circumstances, as well as the consequences of the tax laws of any foreign, state or local taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Holders that are partnerships holding Notes (and partners in such partnerships) are urged to consult their own U.S. tax advisers as to the consequences of the partnership participating in the Tender Offer and Consent Solicitation.

Tax Consequences to U.S. Holders Tendering Notes

Accrued but Unpaid Interest

Amounts paid pursuant to the Tender Offer which represent accrued but unpaid interest will be taxable as ordinary income to a U.S. Holder to the extent not previously included in income. Such amounts should be treated as interest income from sources outside the United States, and, depending on a U.S. Holder’s particular circumstances, should be either passive category income or general category income for purposes of computing the allowable foreign tax credit.

Sale of the Notes

A sale of Notes by a U.S. Holder pursuant to the Tender Offer will be a fully taxable transaction for U.S. federal income tax purposes. A U.S. Holder should generally recognize taxable gain or loss on the sale of a Note in an amount equal to the difference between (1) the amount of cash received by such U.S. Holder for the Note (subject to the discussion below relating to the Early Tender Premium and less any portion of the cash that is treated as a payment of accrued but unpaid interest, which will be taxed as described above) and (2) such U.S. Holder’s adjusted tax basis in the Note tendered at the time of sale of such Note.

A U.S. Holder’s adjusted tax basis in a Note should generally equal the price that such U.S. Holder paid for the Note, increased by the amount of any market discount previously included in income by the U.S. Holder with respect to the Note (pursuant to an election to include market discount in gross income currently as it accrues) and reduced (but not below zero) by any bond premium allowed as an offset against interest income with respect to the Note. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, the Note has been held for more than one year. However, in the case of a U.S. Holder that acquired a Note at a market discount (subject to a de minimis exception), any gain recognized upon the sale of the Note should be treated as ordinary income to the extent of the market discount that accrued during the period the U.S. Holder held the Note, unless the U.S. Holder had previously elected to include the accrued market discount in the U.S. Holder’s income on a current basis. Market discount generally equals the excess of the face amount of a Note over a U.S. Holder’s tax basis in the Note immediately after its acquisition (other than at original issuance). The rules governing treatment of market discount and bond premium are complex. U.S. Holders who acquired the Notes other than in the initial offering of the Notes should consult their own U.S. tax advisers as to the potential applicability of the market discount and bond premium rules.

Generally, any gain or loss recognized by a U.S. Holder on a sale of Notes will be treated as income from or loss allocable to sources within the United States for U.S. foreign tax credit limitation purposes.

Tax Consequences of the Early Tender Premium

The tax treatment of the portion of the cash received for the Note that is attributable to the Early Tender Premium is uncertain. The portion of the cash received attributable to the Early Tender Premium may be treated as additional consideration received for the Notes, in which case the Early Tender Premium would be taken into account in determining your gain or loss in respect of the exchange. The portion of the cash received attributable to the Early Tender Premium could conceivably be treated, however, as a separate fee, in which case the portion of the cash received attributable to the Early Tender Premium would be treated as ordinary income and separately taxable. While the proper treatment of the portion of the cash received attributable to the Early Tender Premium is not free from doubt, we intend to take the position that the portion of the cash received attributable to the Early Tender Premium is paid to you as consideration for the Notes and the remainder of this discussion assumes that the portion of the cash received attributable to the Early Tender Premium will be so treated.

Information Reporting and Backup Withholding

Payments of the amounts received in exchange for the tendered Notes from a U.S. paying agent or other intermediary may be reported to the United States Internal Revenue Service (the “IRS”) as required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if a U.S. holder fails to furnish an accurate taxpayer identification number to the applicable withholding agent, or fails to establish an exemption from the information reporting requirement; the IRS notifies the applicable withholding agent that the taxpayer identification number furnished by the U.S. holder is incorrect; or the IRS informs the applicable withholding agent that it is required to backup withhold. Certain U.S. holders (including, among others, corporations) are not subject to information reporting and backup withholding but may have to provide evidence of their exemption therefrom.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisers regarding the application of the information reporting and backup withholding rules.

Tax Consequences to Non-Exchanging Holders

The U.S. federal income tax treatment of holders who do not tender their Notes pursuant to the Tender Offer would depend upon whether the adoption of the Proposed Amendment results in a “deemed” exchange of “old” Notes for “new” Notes (the “Amended Notes”) for U.S. federal income tax purposes to such non-exchanging holders. In general, the modification of a debt instrument would result in a deemed exchange of an “old” debt instrument for a “new” debt instrument (upon which gain or loss may be realized) if such modification is “significant” within the meaning of applicable Treasury regulations. Under these Treasury regulations, a modification is “significant” if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights and obligations that are altered and the degree to which they are altered are “economically significant.” If adoption of the Proposed Amendment does not constitute a significant modification of the Notes, then holders should not recognize gain or loss as a result of the adoption of the Proposed Amendment. Although there is no authority directly on point and the matter is thus unclear, we intend to treat the adoption of the Proposed Amendment as not constituting a significant modification to the terms of the Notes with respect to non-exchanging holders. There can be no assurance, however, that the IRS will not successfully challenge the position that we intend to take.

If the IRS successfully asserts that the adoption of the Proposed Amendment resulted in a deemed exchange of the “old” Notes for Amended Notes to non-exchanging Holders, whether such deemed exchange would be taxable to a non-exchanging Holder would depend upon, among other things, whether such exchange qualifies as a tax-free recapitalization for U.S. federal income tax purposes. Such qualification is unclear and will depend, in part, on whether the Notes are characterized as “securities” for U.S. federal tax purposes. If a deemed exchange does not qualify as a tax-free recapitalization, non-exchanging U.S. Holders would generally recognize taxable gain or loss (which loss may be subject to deferral under the “wash sale” provisions of the Code) on the deemed exchange. U.S. Holders should consult their tax advisors as to the possibility that any such deemed exchange could qualify as a recapitalization for U.S. federal income tax purposes and the amount and character of any gain or loss that would be recognized in the case of a taxable deemed exchange.

In light of the uncertainty of the applicable rules, non-exchanging Holders should consult their tax advisors regarding the risk that adoption of the Proposed Amendment constitutes a significant modification for U.S. federal income tax purposes, the U.S. federal income tax consequences to them if the Proposed Amendment is so treated, the characterization of the “old” Notes and Amended Notes as “securities” for U.S. federal income tax purposes and the U.S. federal income tax consequences of continuing to hold Notes after the adoption of the Proposed Amendment.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as at the date hereof, the material Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”) generally applicable to a Holder who sells its Notes pursuant to the Tender Offer and who, at all relevant times, (i) is the beneficial owner of the Notes, (ii) holds its Notes as capital property, and (iii) deals at arm’s length and is not “affiliated” (as defined in the Tax Act) with the Company. Generally, the Notes will be considered to be capital property to a Holder provided that the Holder does not use or hold, and is not deemed to use or hold, the Notes in the course of carrying on a business and has not acquired the Notes in one or more transactions considered to be an adventure in the nature of trade. As more fully described below, Holders who are residents of Canada may be able to elect to have the Notes treated as capital property.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, administrative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of selling their Notes pursuant to the Tender Offer, having regard to their own particular circumstances.

Allocation of Early Tender Premium

Each Holder who receives an Early Tender Premium is required to determine on a reasonable basis what portion of the amount so received relates to the Holder selling its Notes pursuant to the Tender Offer and what portion relates to the Holder delivering a Consent to the Consent Solicitation. This summary assumes that the entire amount of an Early Tender Premium received by a Holder relates to its sale of Notes and that no portion of it relates to the delivery of a Consent. However, this allocation is not binding on the CRA or any Holder. Should the CRA or a Holder allocate the Early Tender Premium differently, the tax consequences described below may be different. Holders should consult their own tax advisors with respect to the tax consequences of this allocation.

Residents of Canada

The following portion of the summary is applicable to a Holder that, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders that might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have their Notes, and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

The following portion of this summary is not applicable to a Canadian Holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) that is a “specified financial institution” as defined in the Tax Act, (iv) that makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency or (v) that enters into a “derivative forward agreement” as defined in the Tax Act in respect of the Notes. Any such Canadian Holder should consult its own tax advisor with respect to an investment in the Notes.

Accrued Interest. Any amount paid to a Canadian Holder pursuant to the Tender Offer in respect of accrued interest is required to be included in computing the income of the Canadian Holder for the taxation year in which the Notes are disposed of, except to the extent such interest was otherwise included in the income of the Holder for that year or a previous year. In addition, any amount paid to a Canadian Holder pursuant to the Tender Offer as a penalty or bonus because of the repayment of the principal amount of the Notes in excess of the principal amount, including the Early Tender Premium, will generally be deemed to be interest to the extent that it can be reasonably considered to relate to, and does not exceed the value at the time of purchase pursuant to the Tender Offer of, an amount that would have been paid on the Notes as interest had they not been purchased by the Company.

Sale of the Notes. In general, a Canadian Holder who sells Notes to the Company pursuant to the Tender Offer will realize a capital gain (loss) to the extent that the amount received by the Canadian Holder, less any reasonable costs of disposition and any portion of the amount received that may be included in the Canadian Holder’s income as interest, exceeds (or is less than) such Canadian Holder’s adjusted cost base of the Notes. Generally, one-half of any capital gain realized by a Canadian Holder pursuant to the Tender Offer will be included in the Canadian Holder’s income as a “taxable capital gain”. One-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder on the disposition of Notes pursuant to the Tender Offer generally may be deducted only from taxable capital gains of the Canadian Holder in accordance with the provisions of the Tax Act.

Allowable capital losses for a taxation year in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Canadian Controlled Private Companies. A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year may be liable to pay an additional refundable tax of 10 2/3 (which is reduced for taxation years beginning before 2016 and ending after 2015) on its “aggregate investment income” for the year, which is defined to include an amount in respect of interest and taxable capital gains.

Alternative Minimum Tax. Individuals or trusts (other than certain trusts) may be subject to an alternative minimum tax under the Tax Act upon realizing net taxable capital gains.

Amendment of Notes. A Canadian Holder who does not sell its Notes to the Company under the Tender Offer and whose Notes are amended pursuant to the Proposed Amendment should not be considered to have disposed of its Notes for the purposes of the Tax Act solely because of the amendment.

Non-Residents of Canada

The following portion of the summary is applicable to a Holder that, at all relevant times and for purposes of the Tax Act, (i) is not resident and not deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention), (ii) does not use or hold, and is not deemed to use or hold, the Notes in carrying on business in Canada, (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada or elsewhere, and (iv) is not an “authorized foreign bank”, all for the purpose of the Tax Act (a “Non-Resident Holder”).

In addition, the following portion of this summary is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of the Company or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Company. Generally, for this purpose, a “specified shareholder” is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the Company that either (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the capital stock of the Company. Such Non-Resident Holders should consult their own tax advisors.

Amounts paid by the Company to a Non-Resident Holder pursuant to the Tender Offer will not be subject to Canadian withholding tax. No other taxes on income (including taxable capital gain) will be payable under the Tax Act by a Non-Resident Holder in respect of the disposition of the Note.

COMPANIES THAT WILL ASSIST US IN MAKING
THE TENDER OFFER AND CONSENT SOLICITATION

Dealer Manager and Solicitation Agent

We have engaged Barclays Capital Inc. to act as Dealer Manager and Solicitation Agent in connection with the Tender Offer and Consent Solicitation. In this capacity, the Dealer Manager and Solicitation Agent may contact Holders or beneficial owners of the Notes regarding the Tender Offer and Consent Solicitation and may ask brokers, dealers, commercial banks and others to mail this document and other materials to beneficial owners of the Notes.

At any given time, the Dealer Manager and Solicitation Agent may trade the Notes or any other securities of ours for its own account, or for the accounts of its customers, and accordingly, may hold a long or short position in the Notes or those other securities. The Dealer Manager and Solicitation Agent is not obligated to make a market in the Notes or to tender in the Tender Offer any Notes that they or their affiliates may own.

The Dealer Manager and Solicitation Agent is acting as an initial purchaser for the Financing Transaction and will be paid customary fees for its services in connection with the Tender Offer and Consent Solicitation and the Financing Transaction. We have agreed to reimburse the reasonable expenses that the Dealer Manager and Solicitation Agent may incur, and we have also agreed to indemnify the Dealer Manager and Solicitation Agent and its affiliates for liabilities they may incur as a result of their acting as the Dealer Manager and Solicitation Agent, including liabilities to which they may be subject under securities laws.

The Dealer Manager and Solicitation Agent and its affiliates have in the past provided, are currently providing, and may in the future provide, investment or commercial banking, financial advisory and general financing services for us in the ordinary course of business, for which it has received or is expected to receive customary fees, commissions and reimbursements of expenses.

Any Holder that has questions concerning the terms of the Tender Offer or the Consent Solicitation may contact the Dealer Manager and Solicitation Agent at the address and telephone number set forth on the back cover of this Statement.

Depositary and Information Agent

We have retained Global Bondholder Services Corporation as both Depositary and Information Agent for the Tender Offer and Consent Solicitation. We will pay the Depositary and Information Agent customary fees for its services and reimburse it for its reasonable expenses. We have also agreed to indemnify the Depositary and Information Agent for liabilities it may incur in its capacity as such.

Miscellaneous

In connection with the Tender Offer and Consent Solicitation, our directors and officers may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. These directors and officers will not be specifically compensated for these services. We will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Statement and related documents to the beneficial owners of the Notes and in handling or forwarding tenders of Notes by their customers.

The Tender Offer and the Consent Solicitation is being made to all Holders. The Company is not aware of any jurisdiction in which the Tender Offer or Consent Solicitation is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the Tender Offer or Consent Solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Consent Solicitation will not be sought from and the Tender Offer will not be offered to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.

EXHIBIT A

CONSENT AND LETTER OF TRANSMITTAL

To Tender and deliver Consents in Respect of Any and All of the Outstanding

9.500% Senior Notes due 2020
of
HudBay Minerals Inc.

Pursuant to the Offer to Purchase and Solicitation of Consents dated November 28, 2016.

IN ORDER FOR HOLDERS OF NOTES TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION, SUCH HOLDERS MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR NOTES AND VALIDLY DELIVER THEIR CONSENTS VIA THIS CONSENT AND LETTER OF TRANSMITTAL WITH RESPECT TO SUCH NOTES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 9, 2016, UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EARLY TENDER TIME”). THE TENDER OFFER WILL EXPIRE AT 12:00 MIDNIGHT (END OF DAY), NEW YORK CITY TIME, ON DECEMBER 23, 2016, UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION TIME”). TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 9, 2016 (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “WITHDRAWAL TIME”), BUT NOT THEREAFTER, EXCEPT IN CERTAIN LIMITED CIRCUMSTANCES WHERE ADDITIONAL WITHDRAWAL RIGHTS ARE REQUIRED BY LAW.

HOLDERS WHO WISH TO PARTICIPATE IN THE TENDER OFFER AND CONSENT SOLICITATION AND BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION ON THE INITIAL SETTLEMENT DATE MUST CAUSE AN AGENT’S MESSAGE TO BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EARLY TENDER TIME.

HOLDERS THAT FAIL TO VALIDLY TENDER THEIR NOTES AND DELIVER THEIR CONSENTS PRIOR TO THE EARLY TENDER TIME BUT WHO WISH TO PARTICIPATE IN THE TENDER OFFER AND BE ELIGIBLE TO RECEIVE ONLY THE TENDER OFFER CONSIDERATION ON THE FINAL SETTLEMENT DATE MUST CAUSE AN AGENT’S MESSAGE TO BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION TIME.

THERE IS NO OPTION TO DELIVER CONSENTS PURSUANT TO THE CONSENT SOLICITATION AFTER THE EARLY TENDER TIME.

The Information Agent for the Tender Offer and Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway – Suite 404
New York, NY 10006
Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774
Toll free: (866) 470-4500

The Depositary for the Tender Offer and Consent Solicitation is:

Global Bondholder Services Corporation

By facsimile
(For Eligible Institutions Only):
(212) 430-3775/3779

Confirm by Telephone:
(212) 430-3774

By Mail, Hand or Overnight Courier:
65 Broadway – Suite 404
New York, NY 10006

All terms used herein and not defined herein have the respective meanings ascribed to them in the Offer to Purchase and Solicitation of Consents dated November 28, 2016 of HudBay Minerals Inc. (the “Statement”).

The instructions contained herein and elsewhere in the Statement should be read carefully before this Consent and Letter of Transmittal is completed.

This Consent and Letter of Transmittal is to be used by holders of the series of our 9.500% Senior Notes due 2020 (CUSIP No. 443628AAO/ ISIN No. US443628AA02; CUSIP No. 443628AB8/ ISIN No. US443628AB84; CUSIP No. C4R803AA4/ ISIN No. USC4R803AA40) (the “Notes”). Tender of the Notes (and delivery of Consents) is to be made according to the Automated Tender Offer Program (“ATOP”) of DTC pursuant to the procedures set forth in the Statement under the caption “Procedures for Tendering Notes and Delivering Consents.” DTC participants that are accepting the Tender Offer and delivering Consents pursuant to the Consent Solicitation must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the DTC account of the Depositary. DTC will then send a computer generated message known as an “agent’s message” to the Depositary for its acceptance. For you to validly tender your Notes in the Tender Offer, the Depositary must receive and confirm, prior to the Early Tender Time (to be eligible to receive the Total Consideration, which consists of the Tender Offer Consideration plus the Early Tender Premium) or after the Early Tender Time but prior to the Expiration Time (to be eligible to receive only the Tender Offer Consideration), an agent’s message under the ATOP procedures that affirms that:

•	DTC has received your instructions to tender your Notes (and deliver Consents); and
•	you agree to be bound by the terms of this Consent and Letter of Transmittal.

By using the ATOP procedures to tender outstanding Notes, you will not be required to deliver this Consent and Letter of Transmittal to the Depositary. However, you will be bound by its terms just as if you had signed and submitted it.

We will pay for Notes that we have accepted for purchase by wiring to DTC on each Settlement Date funds sufficient to pay the full amount of the Tender Offer Consideration and the Early Tender Premiums (if applicable) that we then owe to the Holders plus cash in the amount of the interest accrued on the purchased Notes from the last interest payment date up to, but not including, such Settlement Date. We will not be responsible for any mistakes or delays made by the DTC or any of its participants in distributing the Tender Offer Consideration, any Early Tender Premium or interest on the Notes, and no additional interest will be payable because of any such mistake or delay.

In the event that the Tender Offer or Consent Solicitation is terminated or otherwise not completed, you will not receive cash in respect of any of your Notes that have been tendered in response to the Tender Offer, even if you have validly tendered the Notes. Any Notes that are validly tendered but not purchased by us will be returned, at our expense, through the facilities of DTC, to you by book-entry transfer.

The Tender Offer and the Consent Solicitation is being made strictly upon the terms and subject to the conditions set forth herein and elsewhere in the Statement.

The consummation of the Tender Offer and Consent Solicitation is subject to certain conditions including the Financing Condition, the General Conditions and the Consent Condition, all as more fully described in the Statement under “Conditions to Consummation of the Tender Offer and the Consent Solicitation.”

The instructions included with this Consent and Letter of Transmittal must be followed. Questions and requests for assistance with tendering Notes, delivering Consents or for additional copies of the Statement and this Consent and Letter of Transmittal may be directed to the Information Agent, whose address and telephone numbers appear on the second page of this Consent and Letter of Transmittal, and questions regarding the terms of the Tender Offer may be directed to the Dealer Manager and Solicitation Agent, whose address and telephone number appears under Instruction 7 below.

NO NOTES MAY BE TENDERED PURSUANT TO THE TENDER OFFER PRIOR TO THE EARLY TENDER TIME WITHOUT THE CONCURRENT DELIVERY OF CONSENTS WITH RESPECT TO SUCH NOTES. CONSENTS PROVIDED IN CONNECTION WITH A TENDER OF NOTES CANNOT BE REVOKED WITHOUT A CONCURRENT PROPER WITHDRAWAL OF THE RELATED TENDERED NOTES. THERE IS NO OPTION TO DELIVER CONSENTS PURSUANT TO THE CONSENT SOLICITATION AFTER THE EARLY TENDER TIME.

THE TENDER OFFER AND CONSENT SOLICITATION IS NOT BEING MADE TO (NOR WILL TENDERS OF NOTES NOR DELIVERY OF CONSENTS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER OR CONSENT SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

NONE OF THE COMPANY, THE DEALER MANAGER AND SOLICITATION AGENT, THE INFORMATION AGENT, THE DEPOSITARY OR THE TRUSTEE MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER OR THE CONSENT SOLICITATION.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

By tendering outstanding Notes in the Tender Offer and delivering Consents pursuant to the Consent Solicitation, you acknowledge receipt of the Statement (including this Consent and Letter of Transmittal and instructions hereto), which constitutes our Offer to Purchase any and all of the Notes.

The Tender Offer and Consent Solicitation are subject to certain conditions described in the Statement under “Conditions to the Consummation of the Tender Offer and the Consent Solicitation.”

Upon the terms and subject to the conditions of the Tender Offer and the Consent Solicitation, you hereby tender to us the principal amount of Notes and, if you are tendering prior to the Early Tender Time, deliver the related Consents indicated in the applicable agent’s message.

Subject to, and effective upon, the acceptance for purchase of the principal amount of Notes tendered under this Consent and Letter of Transmittal, you hereby tender, exchange, sell, assign and transfer to, or upon the order of, us, all right, title and interest in and to the Notes that are being tendered hereby, waive any and all other rights with respect to such Notes, including, without limitation, any existing or past defaults, and release and discharge us from any and all claims you may have now, or may have in the future, arising out of, or related to, such Notes, including without limitation any claims that you are entitled to receive additional principal or interest payments with respect to such Notes or to participate in any redemption or defeasance of such Notes. You hereby irrevocably constitute and appoint the Depositary as your true and lawful agent and attorney-in-fact (with full knowledge that the Depositary also acts as our agent) with respect to such Notes, with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest): (i) to transfer ownership of such Notes on the account books maintained by DTC to the Depositary or us or upon our order and (ii) to receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes.

You understand that tenders of Notes and deliveries of Consents made prior to the Withdrawal Time may be withdrawn at any time prior to the Withdrawal Time, but not thereafter, except in certain limited circumstances where additional withdrawal rights are required by law.

You understand that tenders of your Notes and deliveries of Consents with respect to such Notes pursuant to the procedures described in the Statement and in the instructions hereto and acceptance thereof by us will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Tender Offer and Consent Solicitation.

You hereby represent and warrant that you have full power and authority to tender, sell, assign and transfer the Notes tendered hereby, and that when such Notes are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and subject to no adverse claim or right. You will, upon request, execute and deliver any additional documents deemed by the Depositary or by us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby.

You further represent and warrant that you have read and agree to all of the terms of the Tender Offer and Consent Solicitation. All authority conferred or agreed to be conferred by this Consent and Letter of Transmittal shall not be affected by, and shall survive, your death or incapacity, and all of your obligations under this Consent and Letter of Transmittal shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

For purposes of the Tender Offer, you understand that we will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes with respect to which we have waived such defect), if, as and when we give oral (confirmed in writing) or written notice thereof to the Depositary.

You understand that we will not accept for purchase any Notes tendered after the Expiration Time. In addition, you understand that your Notes must be validly tendered, and not validly withdrawn, prior to the Early Tender Time in order to be eligible to receive the Total Consideration on the Initial Settlement Date. You further understand that the valid tendering of your Notes prior to the Early Tender Time shall be deemed valid delivery of Consents with respect to such Notes and such Consents cannot be revoked without a concurrent proper withdrawal of the related tendered Notes.

All authority conferred or agreed to be conferred by this Consent and Letter of Transmittal shall survive your death or incapacity, and your obligations under this Consent and Letter of Transmittal shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

You understand that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt and confirmation of an “agent’s message.”

You understand that all questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes will be determined by us, in our sole discretion, which determination shall be final and binding.

Very truly yours,

HudBay Minerals Inc.

INSTRUCTIONS
Forming Part of the Terms and Conditions
of the Tender Offer and the Consent Solicitation

1.     Book-Entry Confirmations; Consideration; Withdrawal of Tenders. To be eligible to receive the Total Consideration on the Initial Settlement Date for the tender of Notes in the Tender Offer, a confirmation of any book-entry transfer into the account of the Depositary at DTC through ATOP of Notes tendered and Consents delivered electronically must be received (and not validly withdrawn) by the Depositary prior to the Early Tender Time. To be eligible to receive the Tender Offer Consideration (but not the Early Tender Premium) on the Final Settlement Date for the tender of Notes in the Tender Offer, a confirmation of any book-entry transfer into the account of the Depositary maintained by DTC through ATOP of Notes tendered electronically must be received (and not validly withdrawn) by the Depositary prior to the Expiration Time. Tenders of Notes in the Tender Offer made prior to the Early Tender Time or the Expiration Time, as applicable, will be accepted in accordance with the procedures described in the preceding sentence or otherwise in compliance with this Consent and Letter of Transmittal. You are solely responsible for ensuring that your Notes are validly tendered in the Tender Offer. It is suggested that holders tender their Notes and deliver Consents sufficiently in advance of the Early Tender Time or the Expiration Time, as applicable, to permit delivery by DTC of the agent’s message to the Depositary prior to such time. The delivery will be deemed made when the agent’s message is actually received and confirmed by the Depositary. Holders who validly tender and do not withdraw Notes will be paid accrued and unpaid interest, if any, from the last interest payment date on such Notes up to, but not including, the applicable Settlement Date for their Notes accepted for purchase.

Tenders of Notes and deliveries of Consents made prior to the Withdrawal Time may be validly withdrawn at any time before the Withdrawal Time, but not thereafter, except in certain limited circumstances where additional withdrawal rights are required by law. A valid withdrawal of tendered Notes will be deemed a valid revocation of the Consents delivered with respect to such Notes. Withdrawal of tenders of Notes may be accomplished by complying with the applicable ATOP procedures for withdrawal of tenders. The Depositary must receive the “Request Message” relating to a Holder’s withdrawal prior to the Withdrawal Time, assuming no additional withdrawal rights are so required. If you withdraw Notes, you will have the right to re-tender them through ATOP prior to the Early Tender Time (in which case you will be eligible to receive the Total Consideration) or after the Early Tender Time but prior to the Expiration Time (in which case you will be eligible to receive the Tender Offer Consideration only).

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of tenders will be determined by us, in our sole discretion (which determination shall be final and binding). Neither we, the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent, the Trustee nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal of tenders, or incur any liability for failure to give any such notification.

2.     Partial Tenders. Notes may be tendered only in principal amounts equal to minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Notes must continue to hold Notes in at least the minimum authorized denomination of $2,000 principal amount. The entire principal amount of Notes set forth in a participant’s DTC account will be deemed to have been tendered unless otherwise indicated. If the entire principal amount of all Notes is not tendered or not accepted for purchase, Notes representing such untendered amount or such amount not accepted for purchase will be returned by credit to the participant’s account at DTC promptly after the tendered Notes are accepted for purchase.

3.     Transfer Taxes. We will pay all transfer taxes applicable to the tender and transfer of Notes pursuant to the Tender Offer, except in the case of deliveries of Notes for principal amounts not tendered or not accepted for purchase that are registered in the name of any person other than the registered or acting Holder of outstanding Notes tendered thereby.

4.     Irregularities. All questions as to the validity (including time of receipt) and acceptance of tenders of Notes and deliveries of Consents will be determined by us, in our sole discretion, which determination shall be final and binding. Alternative, conditional or contingent tenders will not be considered valid. We reserve the absolute right to reject any or all tenders and deliveries of Consents in respect of the Notes the acceptance of which would, in our opinion, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender or Consent delivery as to particular Notes. Our interpretation of the terms and conditions of the Tender Offer and Consent Solicitation (including the instructions in this Consent and Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Notes and deliveries of Consents must be cured within such time as we determine, unless waived by us. Tenders of Notes and deliveries of Consents shall not have been deemed to have been made until all defects or irregularities have been waived by us or cured. All tendering Holders, by tender of Notes in the Tender Offer, waive any right to receive notice of the acceptance of their Notes for purchase. Neither we, the Dealer Manager and Solicitation Agent, the Depositary, the Information Agent, the Trustee nor any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes or deliveries of Consents, or will incur any liability to Holders for failure to give any such notice.

5.     Waiver of Conditions. While we have no current plans or arrangements to do so, we expressly reserve the absolute right, in our sole discretion, to amend or waive any of the conditions of the Tender Offer or the Consent Solicitation in the case of any Notes tendered, in whole or in part, at any time and from time to time. In the case of an amendment to a condition of the Tender Offer or the Consent Solicitation, we will give Holders notice of such amendment as may be required by applicable law.

6.     Backup Withholding. A U.S. Holder whose Notes are tendered and accepted for payment may be subject to backup withholding at the statutorily imposed rate (currently 28%) with respect to the gross proceeds from the sale of such Notes, unless such U.S. Holder provides its correct taxpayer identification number or “TIN” (which, in the case of an individual, is his or her social security number) and certifies that (i) the TIN provided is correct, (ii) (a) the U.S. Holder is exempt from backup withholding, (b) the U.S. Holder has not been notified by the IRS that such U.S. Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the U.S. Holder that such U.S. Holder is no longer subject to backup withholding, and (iii) the U.S. Holder is a U.S. person (including a U.S. resident alien). A U.S. Holder can satisfy these requirements by completing and submitting the enclosed Form W-9 to the Tender Agent. A U.S. Holder who does not provide the Tender Agent with his or her correct taxpayer identification number may also be subject to various penalties. Backup withholding tax is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is furnished to the IRS. Non-U.S. Holders should not complete the Form W-9, but should instead complete a Form W-8BEN, W-8BEN-E or other applicable Form W-8 to establish their exempt status as Non-U.S. Holders. These forms may be obtained from the Tender Agent or the IRS at its website: www.irs.gov. Failure by a Non-U.S. Holder to provide the appropriate IRS Form W-8 may subject such holder to various penalties and to backup withholding at the statutorily imposed rate (currently 28%) on any payments made to such holder pursuant to the Tender Offer.

7.     Requests for Assistance or Additional Copies. Any questions regarding the terms of the Tender Offer or Consent Solicitation may be directed to the Dealer Manager and Solicitation Agent at the addresses and telephone numbers set forth on the back cover page. Requests for additional copies of documentation related to the Tender Offer and any questions or requests for assistance in tendering may be directed to the Depositary and Information Agent at the location and telephone numbers set forth on the second page of this Consent and Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Tender Offer or Consent Solicitation.

[Insert IRS Form W-9]

The Depositary for the Tender Offer and Consent Solicitation is:

Global Bondholder Services Corporation

By Mail, Hand or Overnight Courier:	By Facsimile (for Eligible Institutions only):

Global Bondholder Services Corporation	(212) 430-3775
Attention: Corporate Actions
65 Broadway, Suite 404	Confirmation:
New York, New York 10006	(212) 430-3774

The Information Agent for the Tender Offer and Consent Solicitation is:

Global Bondholder Services Corporation
65 Broadway, Suite 404
New York, New York 10006
Attention: Corporate Actions
Banks and brokers: (212) 430-3774
Toll free: (866) 470-4500

The Dealer Manager and Solicitation Agent for the Tender Offer and the Consent Solicitation are:

Barclays Capital Inc.
745 Seventh Avenue, 5th Floor
New York, New York 10019
Attn: Liability Management Group
Telephone: (800) 438-3242 (toll-free) or
(212) 528-7581 (collect)

Any questions regarding the terms of the Tender Offer or Consent Solicitation may be directed to the Dealer Manager and Solicitation Agent. Requests for additional copies of documentation related to the Tender Offer or Consent Solicitation and any questions or requests for assistance in tendering may be directed to the Depositary and Information Agent. Beneficial owners of Notes may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Tender Offer and Consent Solicitation.